FCM Freeman Capital Management LLC

July 21, 2022

Board of Directors

Bed Bath & Beyond Inc.

650 Liberty Avenue

Union, New Jersey 07083

RE: Recent Acquisition of Beneficial Ownership

Dear Sirs/Mesdames,

Today, FCM BBBY Holdings, LLC (a wholly owned subsidiary of Freeman Capital Management LLC) (“
Freeman Capital
”) filed SEC Schedule 13-G indicating that it has acquired beneficial ownership, pursuant to 17 CFR § 240.13d-3, of 6.21% (4,968,000 shares) of the outstanding shares of Bed Bath Beyond & Inc. (“
BBBY
”). Freeman Capital used SEC Rule 13d-1(c), and Freeman Capital intends to be a passive investor and has no plans to influence control (see
 Exhibit D
 for details).

BBBY is facing an existential crisis for its survival. To effectuate its survival, BBBY needs to cut its cash-burn rate, drastically improve its capital structure, and raise cash. Currently, the US options market is pricing in high implied volatility for BBBY derivatives which can be leveraged and capitalized on in order to effect a realignment of BBBY’s debt.

Freeman Capital’s plan for the realignment of BBBY consists of two crucial legs: cutting debt and raising capital. To cut debt, Freeman Capital believes BBBY should engage in a trade to exchange the current Senior Unsecured debt for notes with significantly lower par value (see
Exhibit A
for proposed terms). To raise capital, Freeman Capital believes BBBY should issue convertible first-lien bonds as an efficient means to raise funding from the market (see
Exhibit B
 for proposed terms). These financial transactions would reduce BBBY’s effective senior unsecured debt from $1.195 billion to $499 million. Additionally, the first-lien bonds would raise one billion dollars in funding, which would be the cash infusion that BBBY desperately needs.
Exhibit C
 shows the net effect of these proposals on the balance sheet and income statement.

Sincerely,

Jake Freeman

Exhibit A

This exhibit consists of Freeman Capital’s proposed terms for a trade for each of the Senior Unsecured securities. BBBY’s senior unsecured notes maturing 2024, 2034, and 2044 will be referred to as 2024 Notes, 2034 Notes, and 2044 Notes respectively. Freeman Capital and its affiliates are owners of the 2024 Notes.

2024 Notes

The 2024 Notes will be exchanged for 2024 T Notes which will have the following terms (and will include customary covenants and terms):

  The 2024 T Notes will expire on 8/1/2024 (the same date of expiration as the 2024 Notes)
  The 2024 T Notes will have a coupon of 3.749% (the same coupon rate as the 2024 Notes).
  The 2024 T Notes will be guaranteed by all of Bed Bath & Beyond Inc. subsidiaries on a senior unsecured basis except for Buy Buy Baby, Inc.
  The 2024 T Notes will have third lien status on the inventory, property and equipment, intangible assets of BBBY, and BBBY’s ownership of Buy Buy Baby, Inc.
  The 2024 T Notes will have suprasenior
  [1]
   status on any residual unsecured claims not covered by the liens.
  One Hundred Dollars of Notional Value in the 2024 Notes will be exchanged for seventy dollars of 2024 T Notes.

As of 7/20/2022, the 2024 Notes traded at approximately forty cents on the dollar. The value of the notes reflects both recovery projections and the probability of the notes being paid off. Currently, the market value reflects a twenty-five percent chance that the notes are paid off in full. By accepting the lower par value, the holders of the 2024 T Notes receive a significantly higher recovery in the event of bankruptcy
[2]
. On this basis, it will be highly accretive for the holders of the 2024 Notes to engage in the trade offer and thus it is likely that almost all outstanding notes will be exchanged. The proposed subsequent bond offering will not likely result in a hold out problem as persistent bankruptcy risk still remains and in the event of a bankruptcy the unsecured holders would likely have a zero recovery. Thus, the holdout problem will only exist if the expectations of default under the bond issuance are under thirty percent.

2034 Notes

The 2034 Notes will be exchanged for the 2029 Notes Consideration, which will consist of warrants described below, and the 2029 Notes, which will have the following terms:

  The 2029 Notes will expire on 8/1/2029
  The 2029 Notes will have a coupon of 4.915%
  The 2029 Notes will be guaranteed by all of Bed Bath & Beyond Inc. subsidiaries on a senior unsecured basis except for Buy Buy Baby, Inc.
  The 2029 Notes will have a senior secured status on the inventory, property and equipment, and intangible assets of BBBY.
  One Hundred Dollars of Notional Value in the 2034 Notes will be exchanged for forty dollars of 2029 Notes.

The warrants will have the following terms:

  The warrants shall be American-style
  The warrants shall have an expiration on 8/1/2029
  The warrants shall have a strike price of $8 per share (subject to customary adjustments)
  One Hundred Dollars of Notional Value in the 2034 Notes will be exchanged for 10 warrants.

As of 7/20/2022, the 2034 Notes traded at approximately twenty-eight cents on the dollar. The value of the notes reflects both recovery projections and the probability of the notes being paid off. Currently, the market value reflects less than twelve and a half percent chance that the notes are paid off in full. By accepting the lower par value, the holders of the 2029 Notes receive a higher recovery than the 2034 Notes in the event of bankruptcy, a higher probability of being repaid, and warrants with a fair market value in excess of fifteen cents on the dollar (based on the current comparable option price and adjusted for the expected increase in supply). On this basis, it will be highly accretive for the holders of the 2034 Notes to engage in the trade offer.

2044 Notes

The 2044 Notes will be exchanged for 2033 Notes Consideration which will consist of warrants described below and the 2033 Notes have the following terms:

  The 2033 Notes will expire on 8/1/2033
  The 2033 Notes will have a coupon of 5.165%.
  The 2033 Notes will be guaranteed by all of Bed Bath & Beyond Inc. subsidiaries on a senior unsecured basis except for Buy Buy Baby, Inc.
  The 2033 Notes will have a senior secured status on the inventory, property and equipment, and intangible assets of BBBY.
  One Hundred Dollars of Notional Value in the 2044 Notes will be exchanged for thirty dollars of 2029 Notes.

The warrants will have the following terms:

  The warrants shall be American-style
  The warrants shall have an expiration on 8/1/2033
  The warrants shall have a strike price of $10 per share (subject to customary adjustments)
  One Hundred Dollars of Notional Value in the 2044 Notes will be exchanged for 7 warrants.

As of 7/20/2022, the 2044 Notes traded at approximately twenty cents on the dollar. The value of the notes reflects both recovery projections and the probability of the notes being paid off. Currently, the market value reflects a half percent chance that the notes are paid off in full. By accepting the lower par value, the holders of the 2033 Notes receive a higher recovery than the 2044 Notes in the event of bankruptcy, a higher probability of being repaid, and warrants with a fair market value in excess of twelve cents on the dollar (based on the current comparable option price and adjusted for the expected increase in supply). On this basis, it will be highly accretive for the holders of the 2044 Notes to engage in the trade offer.

Exhibit B

This exhibit consists of Freeman Capital’s proposed terms for a bond issuance to raise cash for BBBY.

The bond issuance shall consist of the following terms and shall be called the 2028 Notes consideration which consists of the 2028 Notes and rights offering described below:

  The 2028 Notes shall have a par value of $1,000.
  The 2028 Notes will mature on July 22, 2028.
  The 2028 Notes will have an offering size of one billion dollars.
  The 2028 Notes will be convertible at a ratio of 125 shares per $1,000 of par value (this implies a conversion price of $8 per share).
  The 2028 Notes will have an interest rate of 5%.
  The 2028 Notes will have a first lien of one billion dollars on the assets of BBBY Finance J LLC (described below).
  The 2028 Notes will have significant covenant restrictions on BBBY’s ability to do sale-leaseback transactions.

BBBY Finance J LLC (“
FJ
”) will have assets in the form of ownership of certain covenants on BBBY.

  FJ will be a wholly owned subsidiary of BBBY.
  In the event of default, FJ will collect on all liens owed up to an aggregate of one billion dollars subject to customary legal restrictions.
  FJ will have no debt nor any other obligation except for the liens placed upon it by the 2028 Notes.
  FJ will have a first lien on the trademarks of BBBY and BBBY’s nine proprietary-Owned Brands.
  FJ will have a first lien on the ownership of Buy Buy Baby, Inc. up to three hundred and fifty million dollars
  [3]
  .
  The FJ will have a covenant restricting further use of the ABL facility or the creation of any future second lien or first lien debt on the assets of the ABL facility including all inventory.
  FJ will have a second lien on the assets of the ABL facility including all the inventory not previously pledged.

Recovery:
The FJ has the first lien on $350 million in Buy Buy Baby Inc.’s value. Many projections of Buy Buy Baby, Inc. imply a valuation from $500 million to several billion. Thus, it is likely in the event of the bankruptcy of BBBY the lien will result in a recovery of $350 million. The first lien on the trademarks of BBBY and BBBY’s nine proprietary Owned Brands would likely result in a recovery of approximately $10 million
[4]
. FJ has a second lien (only senior to the existing $400 million in ABL facility loans) on $1.70 billion of inventory and $1.20 billion in property and equipment (net of depreciation). Thus, if there is a thirty percent recovery on those assets, FJ would receive $760 million which combined with the previous monies from Buy Buy Baby Inc. would ensure a full recovery under the assumption that the pay-in-kind option is utilized.

Convertible Value
: The value of the convertibility option is in excess of $300.00 per $1,000 of par value which combined with the interest payments results in an effective yield of 11.445% over the bonds lifetime.

Exhibit C

This exhibit consists of the net effects of Freeman Capital’s proposals in aggregate.

BBBY will receive a total of $1,000,000,000 in cash from these proposed transactions.

BBBY’s annual interest expense from the senior debt will shrink from $57 million to $23 million.

BBBY’s annual interest expense will increase from $57 million to $73 million.

BBBY’s existing senior debt will shrink from $1,195 million to $499 million for a net reduction of $696 million.

BBBY’s effective debt will increase from $1,595 million to $2,096 million.

BBBY’s total common equity will increase from -$220 million to $279 million.

BBBY’s ability to borrow money on a first lien basis has been significantly impaired.

Notes	Amount Due	Amount Due Previously
2024 Notes/2024 T Notes	$206MM	$295MM
2028 Notes	$1BB	–
2029 Notes/2034 Notes	$90MM	$225MM
2033 Notes/2044 Notes	$202.5MM	$675MM

Exhibit D

This exhibit disclaims Freeman Capital’s status as a passive investor pursuant to SEC Rule 13d-1(c) is not encumbered nor changed by this letter.

Freeman Capital advocates for a debt realignment that does not change or affect the control. BBBY’s effective realignment is a top priority for Freeman Capital and is made in the context of a disinterested shareholder–the notional value of the equity holdings is approximately twenty-seven million dollars.

In accordance to the SEC staff interpretation dated July 14, 2016, Freeman Capital does not advocate for a sale of BBBY to another company, Freeman Capital does not advocate for the sale of a significant amount of the issuer’s assets, Freeman Capital does not advocate for the restructuring
[5]
 of the issuer, and Freeman Capital does not advocate for a contested election of directors.

SEC Release No. 34-39538 dated Jan. 1, 1998 states the following guideline questions to determine if an activity is allowable for a passive investor:

  Does the filing person purchase securities in the ordinary course of business and by its nature does not seek to acquire control of the companies?
  Was the proposal submitted or solicitation undertaken based upon the filing person's investment policies regarding good corporate governance for all the filer's portfolio companies, rather than to foster a control transaction for the particular company?
  Was the proposal submitted, or solicitation commenced, under circumstances where, given the subject matter of the particular proposal, it is likely to have the effect of facilitating a change of control of that particular company by another person or group (for example, the submission of a proposal to eliminate a staggered board that may facilitate a non-management solicitation, even by an unrelated third party)?
  Did the filing person commence an independent solicitation, exempt or otherwise, in favor of a proposal (the mere submission of a proposal under Rue [sic] 14a-8, without any independent soliciting activity, would be less likely to have a disqualifying purpose or effect)?
  Was the activity undertaken in opposition to a proposal put forth by management for shareholder approval, rather than in support of a proposal submitted by the filing person or some other shareholder?

The following are an enumeration of the answers to the SEC proposed questions:

  Question 1 is not applicable to Freeman Capital given its small portfolio size and limited business ventures.
  Question 2 is not applicable to Freeman Capital given its small portfolio size.
  This letter does not have the effect of facilitating a change of control of BBBY to another person or group.
  To the best of Freeman Capital’s knowledge management has not put forth a proposal for shareholder approval on this topic. Therefore, Question 5 is moot.

Freeman Capital does not intend to engage in any soliciting activity in connection to this letter.

[1]

Suprasenior is allowable under certain interpretations of the Indenture covering the 2024 Notes, 2034 Notes, and 2044 Notes.

[2]

 The 2024 T Notes will be effectively senior to all other senior unsecured debt and other trade offers by virtue of its third lien status.

[3]

 This implies a valuation on Buy Buy Baby Inc. of four hundred million dollars. In the event of sale, 2028 Notes will have their pro rata portion distributed (and the par value is customary reduced)

[4]

 Based on BBBY’s most recent 10-Q

[5]

There does not exist a Federal securities statute nor regulation which authoritatively defines restructuring. Freeman Capital takes the position that a restructuring referred to is as defined under 48 CFR § 231.205-70 - External restructuring costs. This section defines a restructuring activity as “Restructuring activities means nonroutine, nonrecurring, or extraordinary activities to combine facilities, operations, or workforce, in order to eliminate redundant capabilities, improve future operations, and reduce overall costs. Restructuring activities do not include routine or ongoing repositionings and redeployments of a contractor's productive facilities or workforce (e.g., normal plant rearrangement or employee relocation), nor do they include other routine or ordinary activities charged as indirect costs that would otherwise have been incurred (e.g., planning and analysis, contract administration and oversight, or recurring financial and administrative support).” Freeman Capital’s proposals do not result in a combination of facilities, operations, or workforce and is thus not a restructuring under this definition. Freeman Capital further unambiguously disclaims that its advocacy should be for a realignment of its debt objectives rather than a debt restructuring. Freeman Capital contends any costs resulting from the implementation of the proposals would not be classified as “restructuring costs” under 48 CFR § 9904.406-61(b) and under SEC Staff Accounting Bulletin No. 100.